SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of June, 2007

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Unibanco's 2006 Form 20-F filed at the US SEC

São Paulo, Brazil, June 18, 2007. The managements of Unibanco-União de Bancos Brasileiros S.A. (NYSE: UBB) and Unibanco Holdings S.A. (NYSE: UBB) (together, the "Companies") announced that the Companies have filed their annual report on Form 20-F for the fiscal year ended December 31, 2006 (the "2006 Form 20-F") with the U.S. Securities and Exchange Commission (the "SEC"). The 2006 Form 20-F will be available on both the SEC's website at www.sec.gov and Comissão de Valores Mobiliários' (Brazilian Securities and Exchange Commision) website at www.cvm.gov.br, as well as on the Companies' website at www.ir.unibanco.com.

In addition, shareholders may receive a hard copy of the Companies' complete audited Financial Statements, free of charges by requesting a copy within a reasonable period of time from Regina Sanchez at Unibanco's Investor Relations Department, telephone +(55 11) 3584-1980 or email: investor.relations@unibanco.com.

Any further information or questions regarding the 2006 Form 20-F may be obtained by contacting Unibanco's Investor Relations department (investor.relations@unibanco.com).

UNIBANCO - UNIÃO DE BANCOS	UNIBANCO HOLDINGS S.A.
BRASILEIROS S.A.
Geraldo Travaglia Filho	Geraldo Travaglia Filho
Diretor de Relações com Investidores	Diretor de Relações com Investidores

For additional information contact:
Investor Relations
Unibanco - União de Bancos Brasileiros S.A.
Ave. Eusébio Matoso, 891 - 15th floor - São Paulo, SP 05423-901- Brazil
Tel.: (55 11) 3584-1980
Fax: (55 11) 3584-1585
E-mail: investor.relations@unibanco.com

www.ir.unibanco.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 18, 2007

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.